Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: July 7, 2011

Employee FAQs #5

1.	Now that there is a revised merger Agreement, what are the steps that need to be completed to close the transaction? And what is the projected close date?

•	Zoran’s June 16, 2011, 8-K filing with the SEC lists specific conditions to close the merger

•	Both companies must file proxy statements that explain the details of the transaction and set a voting date for shareholders

•	Shareholders of both companies must vote to approve the transaction

•	Our expectation is that the transaction will close in mid Q3

2.	What does the revised merger Agreement mean for Zoran stockholders?

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Under the revised terms, Zoran stockholders will receive a cash component, thereby increasing the certainty of the price to be realized, while still retaining upside in the combined company’s larger scale and synergies through a stock component.

3.	Where are the synergy numbers coming from? It appears as if they have risen from $50M to $100M? Also, did Zoran really cut $30M in costs already?

•	In the February transaction announcement – CSR announced Synergy target of $50M for 2012, which they stated at the time was in addition to ongoing cost reduction programs at Zoran

•	In the June announcement, CSR re-iterated the $50M synergy target and made explicit mention of an additional $50M from two sources:

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$30M annual savings due to Zoran’s expense cutting. This is a result of steps undertaken by Zoran this month and earlier this year, relative to Zoran’s expense level in Q1 2011 and reductions through the end of this year.

•	$20M increase to the original $50M savings target, identified during integration planning. See next question.

•	It is important to note that not all the synergies come from the Zoran business - $15M is targeted from third-party suppliers (part of “cost of sales”) and some will come from the CSR side.

4.	The additional $20M savings that Joep mentioned – does it include closing Zoran product lines and is there a target number of headcount to be reduced?

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CSR and Zoran recognize that some re-shaping of the combined businesses will be necessary. It is still too early to make definitive statements on individual business areas and headcount, as this will be worked through during the integration planning.

5.	What about DVD and STB, were they mentioned on the video webcast?

•	Yes, on the call Joep said “there are other opportunities in IPs such as DVDs and set-top boxes.”

•	STB, like DVD, is not listed on the slide addressing the leading market positions since STB is not a market leading product line.

•	As mentioned in the previous question, as part of the integration process we are working on the decisions and planning for our future individual businesses including STB and DVD.

6.	“Resizing” was mentioned – is it symmetrical (both CSR and Zoran) or only Zoran.

•	The resizing will be done by looking at both companies and trying to identify the most effective opportunities for resizing. We do not know yet the conclusion of this process.

7.	Are the actions taken at ZCO, including headcount reductions, the last ones or are we expected to have more within Zoran?

•	At this time, we do not have any further such plans; however, we will continue the on-going evaluation process required to enhance our efficiency and effectiveness.

8.	What is the commitment to the employees? When they will know if they will stay or go?

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Our goal is to be able to let all employees know within eight weeks following the close of the merger of their future roles or timing for transitioning of responsibilities. This will depend on the progress achieved through the work of the integration teams.

9.	What happens with our employee stock options? Does it make any difference if they are vested, unvested or underwater? What about our outstanding RSUs?

•	In the merger each Zoran share will convert into the right to receive a combination of 0.14725 CSR ADSs (which will be equivalent to 0.589 CSR shares) and $6.26 in cash.

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As of the closing of the transaction, each outstanding and unexercised stock option to acquire Zoran common stock and each restricted stock unit, or RSU, with respect to Zoran common stock will be assumed by CSR.

•	The assumed options and RSUs will be converted into options or RSUs for either CSR ADSs or CSR ordinary shares, at the election of CSR.

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The number of CSR ADSs or CSR ordinary shares issuable for each converted option or RSU will equal the number of Zoran common shares subject to the award multiplied by an exchange ratio derived from the merger consideration.

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The exchange ratio for awards settled in CSR ADSs is 0.14725 plus the quotient obtained by dividing (x) $6.26 converted to pounds, by (y) the product of four (4) multiplied by the trading price for CSR ordinary shares on the day prior to the merger.

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The exchange ratio for awards settled in CSR ordinary shares is 0.589 plus the quotient obtained by dividing (x) $6.26 converted to pounds, by (y) the trading price for a CSR ordinary share on the day prior to the merger.

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In addition, the per share exercise price of each converted option will be adjusted by dividing the current exercise price by the CSR ADS exchange ratio or the CSR ordinary share exchange ratio, depending on which security is issuable upon exercise, with the result rounded up to the nearest whole cent.

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We expect that employees outside Europe and India will have their Zoran options and RSUs converted to options and RSUs for CSR ADSs, while employees in Europe and India will have their Zoran options and RSUs converted to options and RSUs for CSR ordinary shares.

10.	What happens if shareholders do not approve? What will be our business strategy, operation cost strategy and plan to find other opportunities?

•	If there is no transaction, then we will continue to focus on improving our performance on all fronts as we have been doing.

•	We are constantly looking for the best way to enhance our strategic and operational position and to benefit from opportunities to create profitable growth. We will continue to do that.

11.	Will CSR change to a new name or remain CSR after the merger?

•	The combined company is expected be known as CSR.

12.	How will the new company’s global offices be combined?

•	The integration team is evaluating leases, space needs and requirements for combining the legal entities of both organizations

•	The plan for the best use of global office space will be announced after the close

13.	Will compensation and benefits change after the merger?

•	CSR’s compensation and benefits are very similar to Zoran’s

•	These topics are being considered as part of the integration plan

14.	Will we sign new employee contracts?

•	An integration team made up of members of both companies has been formed to work through areas such as employee benefits, compensation, and employment status, based on local labor law requirements.

•	We will let you know once the integration team completes it work and submits it recommendations

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 filed by CSR with the Securities and Exchange Commission (“SEC”), which contains a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR has file with the SEC the Proxy Statement and F-4 Registration Statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.